MINING LEASE

THIS MINING LEASE ("**Agreement**") is made and is effective the 28th day of March 2007 (the "**Effective Date**") by and among **RONALD TUCKER**, an individual dealing in his separate property referred to hereinafter as "**Lessor**," and **TALON GOLD ALASKA, INC.**, an Alaska corporation, referred to hereinafter as "**Lessee**"

WITNESSETH:

In consideration of the mutual promises and covenants set forth herein, Ten Dollars ($10.00) in hand paid by the **Lessee** to each of the **Lessors**, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, **Lessee** and **Lessors** (sometimes individually each referred to hereinafter as a "**Party**" or collectively as the "**Parties**") agree as follows:

I. GRANT OF LEASE

1.1 **Grant of Lease.** **Lessors** hereby grant and convey unto **Lessee**, its successors and assigns forever, subject to Section 5.1, below, an exclusive lease of the **Property** on the terms and conditions set forth in this **Agreement**. As used in this **Agreement**, the term "**Property**" means **Lessors'** entire undivided interest in those lands described in Exhibit A, attached hereto and made a part hereof, together with all minerals, mineral substances, mineral rights, water rights and all surface, access, and other rights, including substitute or successor rights, associated with or appurtenant to such **Property**.

1.2 **Term.** The initial term of this **Agreement** shall be **ten years (10)** from the **Effective Date**, unless sooner terminated according to the provisions of this **Agreement**. This **Agreement** shall remain in effect after the initial **Term** for so long thereafter as mining, processing, construction of mine facilities, development of ore reserves or exploration activities ("**Mining Related Activities**") continue on the **Property** or other adjacent or contiguous properties owned or controlled by **Lessee**. It shall not be required that **Mining Related Activities** be continuous in order for this **Agreement** to be extended beyond the initial **Term** hereof, provided that **Mining Related Activities** occur at some time during each year of the extended **Term**.

1.3 **Grant of Rights.** During the **Term** of this **Agreement**, **Lessors** grant to **Lessee** the following exclusive rights:

(a) the right of entry;

(b) the right, by whatever method is now known or subsequently developed, to survey, explore, prospect, sample, drill, develop, mine (including without limitation by surface, open pit, underground, solution or any other method whatsoever), cross-mine, stockpile, remove, transport, leach, concentrate, mill, smelt, beneficiate,

process, treat, ship, market and sell all minerals, whether extracted or removed from the **Property** or other properties;

(c) the right to construct, use, maintain, repair, replace and relocate buildings, roads, pipelines, ore bins, shafts, declines, inclines, tunnels, drifts, adits, open pits, openings, haulage ways, mine workings, leach pads, mineral treatment facilities, tailings ponds, waste dumps, ore stockpiles, reservoirs, power and communication lines and any other structures, facilities or improvements of any kind or description whatsoever;

(d) the right to use the **Property** for the storage or permanent disposal of minerals, overburden, waste, tailings, water or other by-products of materials produced from the **Property** or from other properties;

(e) the right to use all easements, rights-of-way and means of access owned or controlled by **Lessors** for ingress and egress to, from, across and through the **Property**;

(f) the right to take, develop, or use water, whether surface, underground, or artesian, by any lawful taking or development, without restriction as to the place or places of **Lessee's** use of the waters, except that such use may not interfere with **Lessors'** domestic or agricultural use of water to which **Lessors** have a right of use;

(g) the right to extract, process, test, remove and dispose of any minerals and mineral substances for testing purposes (including, without limitation, for bulk samples) without payment of any **Production Royalty** or other additional consideration whatsoever to **Lessors**, provided that Lessee shall pay **Production Royalty** on any such minerals removed from the **Property** for testing purposes for which it receives actual sales revenues;

(h) the right to use the **Property** for all of the purposes stated in this Section 1.3 in connection with or in furtherance of **Lessee**'s activities on other properties; and

(i) the right to exercise all other rights that are incidental to or customarily associated with any or all of the rights granted expressly or implicitly to **Lessee** in this **Agreement**.

1.4 **Simultaneous Operations.** Lessor reserves the right to conduct placer mining operations on the Property for his own benefit for 5 (five) years. This said ***Right of Simultaneous Operations*** shall be limited to operations involving the movement of less than 25,000 tons of mineralized or placer material per year. Lessee's exploration activities will not hinder Lessors placer mining operations.

II. PAYMENTS TO LESSOR

2.1 **Advance Minimum Royalties.** **"Advance Royalties"** as used herein means the amount required to be paid by **Lessee** to **Lessors**, as set forth below, to provide for a specific minimum payment in such periods. During the **Term** of this **Agreement**, **Lessee** shall pay to **Lessors Advance Royalties** as follows:

(a) Upon the execution of this **Agreement**: $3,000;

(b) Upon the second Anniversary **Effective Date**: $5,000; and

(c) Upon the third Anniversary of the **Effective Date**: $10,000 and

(d) Upon the fourth – tenth Anniversaries of the **Effective Date**: $15,000.

Advance Royalties shall be paid on or before the date due. **Lessee** shall not be responsible or liable for **Advance Royalties** that become due subsequent to termination or expiration of this **Agreement**. **Advance Royalties** paid hereunder shall be credited against and fully recoupable from any and all **Production Royalty** that may accrue under Section 2.2, regardless of whether such **Production Royalty** accrues or is made in the same or any subsequent year to the year of payment of the **Advance Royalties**.

2.2 **Production Royalty.** The **Lessors** will retain a royalty on any minerals mined and sold from the **Property**, equal to two percent (2%) of "Net Smelter Returns" (as defined in Exhibit "B").

For the purposes hereof, **"Gold Price"** means the simple arithmetic average of all of the London Bullion Market Association P.M. Gold Fixing prices for gold during the calendar quarter in question. The **Production Royalty** will be calculated and paid in accordance with the provisions of Exhibit "B".

2.3 **Positive Production Decision Payment.** Upon the **Lessee** making a **Positive Production Decision**, as hereinafter defined, **Lessee** shall pay **Lessors** Two Hundred and Fifty Thousand Dollars ($250,000.00) payable in two equal installments. The first installment shall be paid within the 120 days following a **Positive Production Decision** and the second installment shall be on or before the first anniversary date of the first installment payment. The **Positive Production Decision** payment shall be a credit against and fully recoupable from any **Production Royalty** payments due **Lessors**. For the purposes stated herein, the term **"Positive Production Decision"** shall mean a decision made by the **Lessee's** Board of Directors to commence commercial production from the **Property** on the basis that a project feasibility study was completed and gave a positive

recommendation to commence production on the date of the decision.

2.4 **Option to Purchase Property (including Production Royalty).** At any time during the Term of this **Agreement**, **Lessee** shall have the exclusive option to purchase one hundred percent (100%) of the **Lessors'** right, title and interest in and to the **Property** (including the **Production Royalty**), free and clear of all liens, charges or encumbrances arising by, through or under the **Lessors**, for the price of one Million Dollars ($1,000,000).

III. OPERATIONS

3.1 **No Implied Covenants.** **Lessee** does not make, and the **Advance Royalties** and other obligations of **Lessee** under this **Agreement** exclude and negate, any express or implied covenant or duty of **Lessee** to conduct any activity upon or for the benefit of the **Property**, including without limitation any activities related to the exploration, development or mining of the **Property**. Whether or not any such exploration, development, mining or other activities shall at any time (including, without limitation, during the initial **Term** or any extended **Term** of this **Agreement**) be conducted and the location, manner, method, extent, rate and timing of such activities (if any) shall be determined within the sole and absolute discretion of **Lessee**.

3.2 **Compliance with Law; Reclamation.** In connection with its activities upon the **Property**, **Lessee** shall endeavor in good faith to comply with applicable provisions of Federal, State and local laws and regulations. Upon expiration or termination of this **Agreement**, **Lessee** shall reclaim all portions of the **Property** disturbed by its operations (i.e., to the extent and only to the extent of **Lessee**'s disturbance) in accordance with all applicable governmental laws, regulations and orders. **Lessee** shall have the right, without payment of any additional consideration to **Lessors**, to enter upon the **Property** subsequent to termination of this **Agreement** for purposes of performing such reclamation work.

3.3 **Permits and Approvals.** **Lessors** understand that **Lessee** may make efforts to obtain permits, licenses, rights, approvals or authorizations from governmental or private persons or entities in connection with the exercise by **Lessee** of its rights under this **Agreement**. Upon request by **Lessee**, **Lessors** shall assist and cooperate fully with **Lessee** in any such endeavor, including, without limitation, the execution of pertinent documents and the making of verbal endorsements for **Lessee**'s related activities.

3.4 **Liens.** Lessee shall keep the title to the **Property** free and clear of all mechanic's and supplier's liens resulting from its operations under this **Agreement**. **Lessee** may refuse, however, to pay any claims asserted against it which **Lessee** disputes in good faith. **Lessee** may contest any suit commenced to enforce such a claim, but under no circumstances shall **Lessee** allow the **Property** or any portion thereof to be sold as a result of foreclosure of such a lien.

3.5 **Indemnity.** Each **Party** covenants and agrees to indemnify the other from and against

any and all liability, claims, damages (including attorneys' fees) and causes of action for injury to or death of persons, and damage to or loss or destruction of property and environmental liabilities resulting from the indemnifying **Party's** use or occupancy of the **Property** or its operations hereunder.

3.6 <u>**Commingling.**</u> Lessee shall have the right to commingle minerals produced from the **Property** ("**Subject Ore**") with minerals produced from other lands ("**Other Ore**") for any purposes whatsoever, including, without limitation, processing or conversion to another product. In the event that **Lessee** commingles **Subject Ore** with **Other Ore** pursuant to this Section 3.6, **Lessee** shall perform sufficient sampling, weighing and assaying, in accordance with standards and practices generally accepted or employed within the industry, to determine the grades and quantities of minerals removed and sold from the **Property**. Without limiting the foregoing, in the event that **Lessee** commingles **Subject Ore** with **Other Ore** then, for purposes of determining **Production Royalty** payable to **Lessors**, the percentages of valuable minerals ultimately recovered from the commingled ore (i.e., from the commingled **Subject Ore** and **Other Ore** as a whole) shall conclusively be deemed applicable to the **Subject Ore** included therein. **Lessors** have the right, at their own expense, to take independent samples of commingled ores, upon reasonable advance notice to **Lessee** and in a manner that will not interrupt **Lessee**'s operations.

3.7 <u>**Taxes.**</u>

(a) <u>**Taxes.**</u> **Lessors** shall promptly pay when due all ad valorem and real property taxes and assessments levied upon, assessed against or relating to the **Property**; provided, however, that **Lessee** shall reimburse **Lessors** for any increases in or advance payments of such real property taxes or assessments that are attributable to any enhancement in the value of the **Property** resulting from **Lessee**'s activities under this **Agreement**, including, without limitation, deferred agricultural property taxes. Each of **Lessee** and **Lessors** shall be responsible for all taxes and assessments levied or assessed upon or against their respective personal property located on or about the **Property**. Each of **Lessee** and **Lessors** shall be responsible for payment of income taxes on their own respective incomes. If **Lessors** fail to timely pay such taxes, **Lessee** shall have the right, but not the duty, to pay such taxes on **Lessors'** behalf and deduct such amounts from any amounts due **Lessors** hereunder; and

(b) <u>**Cooperation.**</u> **Lessors** shall promptly furnish to **Lessee** all bills, demands, notices, assessments or statements received by **Lessors** which relate to any tax, assessment or fee for which **Lessee** is responsible, in whole or in part, pursuant to this Section 3.7. Each **Party** shall provide the other **Party** with copies of all checks and other documentation evidencing the timely payment of all taxes, assessments and fees for which it is responsible pursuant to this Section 3.7.

Excess Exploration Expenditures in any year may be carried forward and credited against the

Exploration Expenditures required in subsequent years.

3.8. **Claim Holding Costs.** So long as this Agreement has not been terminated, **Lessee** will pay all claim holding costs and comply with any assessment requirements, as necessary to maintain the **Property** in good standing.

IV. TITLE

4.1 **Provision of Information.** Upon request by **Lessee**, **Lessors** shall furnish to **Lessee** copies of all information in their possession or under their control relating to title to or the description of the **Property**, including without limitation copies of all abstracts, certificates of title, title insurance policies, commitments for title insurance, title reports, memorandum or opinions of counsel, prior deeds, contracts, maps, surveys and documents filed with any local, state or federal governmental agency. **Lessee** shall promptly reimburse **Lessors** for the costs of such copies. Upon execution of this **Agreement**, **Lessors** shall provide to **Lessee** any and all information in their possession or under their control regarding any existing or past industrial, milling, manufacturing, waste storage, exploration, development, mining, processing or beneficiating use of the **Property**. Pursuant to this Section 4.1, **Lessors** shall only be obligated to provide to **Lessee** information that is in their possession or under their control and **Lessors** shall not be obligated to obtain or provide any other information or documents.

4.2 **Representations.** **Lessors** represent to **Lessee** that, to the best of **Lessors'** knowledge, information and belief, after having made due enquiry, as of the **Effective Date** and as of the date of execution of this **Agreement**:

(a) **Lessor** is the sole legal and equitable owner of a one hundred percent (100%) undivided ownership right, title and interest in and to the **Property**, without limitation or restriction whatsoever;

(b) the **Property** is free and clear of all leases, liens, charges, encumbrances, adverse claims, burdens on production and royalty interests;

(c) any and all taxes and assessments that have been levied or assessed against or upon the **Property** that are due and owing have been paid;

(d) each of the **Lessors** (and, in the case of a **Lessor** that is not an individual, the individual who is executing this **Agreement** on behalf of such **Lessor**) has the full right, power and authority to enter into, execute and deliver this **Agreement** and to perform all of **Lessors'** obligations hereunder and such execution and performance shall not violate any contract or other obligation of either of **Lessors**;

(e) **Lessee** shall have the quiet and peaceful possession and enjoyment of the **Property**,

and, upon request by **Lessee**, **Lessors** shall defend title to the **Property**, and **Lessee's** quiet and peaceful possession and enjoyment thereof, against any and all persons or entities who may claim any right, title or interest in or to the **Property** or any portion thereof;

(f) there is and has been no violation of any applicable federal, state or local law or regulation, including, without limitation, those concerning zoning, land use or environmental protection, with respect to the **Property** or activities relating thereto;

(g) no actions, claims or proceedings have been brought, asserted or threatened concerning the ownership or right to possession of the **Property** or any portion thereof or otherwise concerning the **Property** or activities relating thereto: and

(h) all unpatented mining claims included in the **Property** have been properly staked and maintained and validly exist in accordance with applicable law.

4.3 **Indemnity.** If any of **Lessors'** representations set forth in Section 4.2 is less than as represented, **Lessors** shall indemnify and hold **Lessee** harmless from and against any and all damage, liability, obligation, claim, demand, judgment, action, cost, loss and expense, including, without limitation, reasonable attorneys' fees, arising directly or indirectly as a result of said misrepresentation.

4.4 **Title Curative Measures.**

(a) **Title Defects.** If title to any part of the **Property** is defective or less than as represented in Section 4.2, **Lessee** shall have the right, but not the obligation, to undertake to cure any such defects or to defend or to initiate litigation to perfect, defend or cure title to the **Property**;

(b) **Crediting of Costs.** **Lessee** shall have the right to credit against any and all payments to **Lessors** under this **Agreement** ("**Payments**"), including without limitation **Advance Royalties**, **Production Royalty** payments and **Positive Production Decision** payments, any and all costs and expenses incurred by **Lessee** in connection with any action to cure, defend or perfect title pursuant to Section 4.4(a). Such costs and expenses may include, without limitation, those relating to title research, court costs, surveying and attorneys' fees;

(c) **Redemption.** **Lessee**, at its option, shall have the right to pay off, discharge or redeem, in whole or in part, any or all mortgages, liens, encumbrances or unpaid taxes on, against or affecting the **Property**. If **Lessee** pays any such mortgage, lien, encumbrance or unpaid taxes, **Lessee** shall be subrogated to the rights of the holder thereof and shall have the right to retain and repay itself from any or all **Payments**;

and

(d) **Liability.** **Lessee** at any time may withdraw from or discontinue any action or activity undertaken or initiated by it to cure, defend or perfect title to the **Property** pursuant to Section 4.4(a). **Lessee** shall not be liable to **Lessors** in any way if **Lessee** is unsuccessful in, withdraws from or discontinues any such action or activity.

4.5 **Additional and After-Acquired Title.** If **Lessors** now own, or subsequently acquire, any further right, title or interest in or to the **Property**, **Lessors** shall promptly provide **Lessee** with written notice thereof and such right, title and interest shall, without payment of additional consideration, be part of the **Property** and subject to all of the terms and conditions of this **Agreement**.

4.6 **Lesser Title.** If **Lessors** own less than the entire and undivided estate in these lands described as the **Property** (including, without limitation, the minerals therein, thereon and thereunder), as warranted in Section 4.2(a), then **Lessee** shall have the right to reduce all **Payments** to **Lessors** so that such **Payments** are made to **Lessors** only in the proportion that **Lessors'** actual interests in the **Property** bears to the entire undivided interest. **Lessee** shall be entitled to offset all overpayments or monies erroneously paid to **Lessors** against any and all subsequent **Payments**.

4.7 **Third Party Claims.** If any person or entity (other than **Lessors**) makes a bona fide claim or asserts or appears to hold any right, title or interest whatsoever in or to the **Property** (including, without limitation, the minerals therein, thereon or thereunder) production therefrom or this **Agreement**, then the following shall apply:

(a) **Lessee** may deposit in a special escrow account any **Payments** otherwise due **Lessor**;

(b) the sum deposited shall remain in the special escrow account until the claim or controversy is resolved or until there has been a final determination by a court or administrative body of competent jurisdiction and all appeals have been exhausted or periods for appeal have expired; and

(c) **Lessee** shall have the right to deduct from any **Payments** any amounts that **Lessee** is required to pay to such third parties or that **Lessee** reasonably elects to pay to such third parties in satisfaction of their claims.

V. LESSORS' USE, INSPECTIONS, RECORDS AND CONFIDENTIALITY

5.1 **Lessors' Use and Inspections.**

(a) During the **Term** of this **Agreement** **Lessors** shall have, in accordance with

applicable laws, the right of entry and use of the **Property** for purposes that do not interfere with the current and anticipated activities of **Lessee**. **Lessors** acknowledge and agree that **Lessee**'s use of the **Property** shall prevail in the event of any conflict between the use or proposed use of the **Property** by **Lessee** and **Lessors**. **Lessors** agree to assume all liability for, and to indemnify, protect and hold harmless **Lessee** from and against any and all damage, loss, liability, obligation, claim, demand, cost or expense (including attorneys' fees) which it incurs or to which it becomes subject as a result of or arising out of any such entry use or the presence or actions of **Lessors** (or their agents or invitees) upon the **Property**, including, without limitation, those relating to death, personal injury or property damage; and

(b) Subject to compliance with applicable federal, state and local health and safety laws and regulations, and requirements of **Lessee**'s health and safety program, **Lessors** shall have the right, upon not less than forty-eight (48) hours prior written notice to **Lessee**, at a mutually convenient time and during normal business hours, and at the sole risk of **Lessors**, to inspect the facilities, operations and mine workings of **Lessee** upon the **Property**. **Lessee** shall have the right to accompany **Lessors** upon any such inspection. **Lessors** agree to assume all liability for, and to indemnify, protect and hold harmless **Lessee** from and against any and all damage, loss, liability, obligation, claim, demand, cost or expense (including attorneys' fees) which it incurs or to which it becomes subject as a result of or arising out of any such inspection or the presence or actions of **Lessors** (or their agents or invitees) upon the **Property**, including, without limitation, those relating to death, personal injury or property damage.

5.2 **<u>Books and Records.</u>** **Lessee** shall keep accurate records of all minerals extracted and sold from the **Property** by **Lessee**, and of all calculations relative to **Production Royalty** payments hereunder for not less than two (2) calendar years. Such records may be inspected by **Lessors** or duly authorized representatives of **Lessors** once each calendar year at a mutually convenient time, during normal business hours, upon providing to **Lessee** not less than twenty-one (21) days prior written notice. Under no circumstances shall **Lessee** be obligated to provide access to **Lessors** to any confidential, interpretive or proprietary data, information or techniques. The indemnification and hold harmless provisions set forth in the last sentence of Section 5.4 shall also apply to any and all inspections of records pursuant to this Section 5.2.

5.3 **<u>Confidentiality.</u>** **Lessors** agree that, during the **Term**, and for a period of one (1) year thereafter, **Lessors** shall treat all information related to or acquired under this **Agreement**, including, without limitation, any interpretive, proprietary or financial information, as confidential and shall not give, disclose or make available any such information to any third party or to the public without the prior written consent of **Lessee**, except if such disclosure is required by law or legal process, in which case **Lessors** shall notify **Lessee** so that it may pursue a protective order. **Lessors** shall not make, disclose or issue any press release, statement or other disclosure, of any type

whatsoever, pertaining to the **Property**, this **Agreement** or **Lessee**'s operations hereunder, without the express prior written consent of **Lessee** as to both the form and content thereof.

5.4 **Provision of Information.** Upon written request by **Lessors** made within ninety (90) days after termination, expiration or surrender of this **Agreement**, **Lessee** shall provide to **Lessors** copies of all information and data in its possession or under its control generated by and pertaining directly to **Lessee**'s operations upon the **Property** pursuant to this **Agreement**; provided however, that **Lessee** shall be under no obligation whatsoever to provide **Lessor** with any proprietary, interpretive or financial information whatsoever. **Lessee** makes no representations or warranties whatsoever as to the truth, accuracy or completeness of any information that may be provided to **Lessors** pursuant to this **Agreement**, provided such information is given in good faith. **Lessors** shall rely upon such information at their sole risk and shall indemnify, protect and hold harmless **Lessee** from and against any and all damage, loss, liability, obligation, claim, demand, cost or expense (including attorneys' fees) which it incurs or to which it becomes subject as a result of or arising out of any reliance upon such information by **Lessors** or by any person or entity obtaining such information directly or indirectly by or through **Lessors**.

VI. TERMINATION

6.1 **By Lessors.** At the election of **Lessors**, the failure of **Lessee** to perform any material obligation according to the terms or provisions of this **Agreement**, which failure substantially affects the rights of the **Lessors** under this **Agreement**, shall constitute an event of default. Upon the occurrence of an event of default, **Lessors** shall give to **Lessee** written notice of default, specifying in reasonable detail the particular default or defaults relied on by **Lessors**. **Lessee** shall have thirty (30) days after receipt of **Lessors'** notice in which to contest, cure, or commence to cure (and diligently thereafter proceed to cure) the alleged default or defaults. If **Lessee** contests that an event of default occurred, it shall so advise **Lessors** in writing within thirty (30) days after receipt of **Lessors'** notice. If, within fifteen (15) days after **Lessors'** receipt of **Lessee's notice** the **Parties** have not resolved the dispute by mutual **Agreement**, the issue of default may be submitted to a court of competent jurisdiction, and **Lessee** shall not be deemed to be in default until the matter shall have been determined finally by the court and all appeals have been waived or exhausted and all periods for appeal have expired. If the judicial process results in a final finding of default, **Lessee** shall have thirty (30) days thereafter in which to cure or commence to cure (and diligently thereafter proceed to cure) the default. Upon **Lessee**'s failure to cure or commence to cure the default within the time periods allowed above, **Lessors** may declare, by written notice to **Lessee**, a termination of this **Agreement**. **Lessors**' sole remedy shall be the recovery of actual compensatory damages.

6.2 **By Lessee.** **Lessee** shall have the right, at any time and from time to time, to surrender and terminate this **Agreement**, as to all or any part of the **Property**, by providing to **Lessors** written notice of such surrender. The termination of this **Agreement** with respect to the portion of the **Property** specified in such notice shall take effect upon the date specified in the notice. Upon such termination, **Lessee**'s right, title, interest and obligations with respect to the

Property surrendered shall terminate, except as provided in this **Agreement** to the contrary. All **Payments** which have accrued as of the date of termination shall be payable to **Lessors** by **Lessee.** If **Lessee** surrenders some, but not all, of the **Property**, this **Agreement** shall remain in full force and effect with respect to that portion of the **Property** that is not surrendered. Any portion of the **Property** with respect to which this **Agreement** is terminated will be in good standing for at least one year following the date of such termination.

6.3 **Removal of Property.** Lessee shall have the right, but not the obligation, for a period of one (1) year after expiration, surrender, or termination of this **Agreement**, to enter upon and remove from the **Property** any or all machinery, equipment, fixtures, buildings, improvements, concentrates, ore, tailings, residue and personal property of every kind and description erected or placed upon or extracted from the **Property** by Lessee. Any such property not removed by **Lessee** from the **Property** within the period allowed for removal shall become the exclusive property of **Lessors** and **Lessee** shall have no further right, title, obligation, or interest therein.

VII. FORCE MAJEURE

7.1 **Force Majeure.** The time for the exercise of rights or the performance of obligations hereunder, including, without limitation, the removal of property pursuant to Section 6.3, and the **Term** of the **Agreement** included herein, shall be extended for a period equal to the period or periods of **Force Majeure**. The term **"Force Majeure"** refers to any cause of any kind or nature whatsoever beyond **Lessee's** reasonable control that prevents, inhibits or delays **Lessee's** performance hereunder, including without limitation the following:

(a) law, ordinance, governmental regulations, restraint or court orders;

(b) action or inaction of civil or military authorities;

(c) inability to obtain or delay in obtaining any license, permit or other authorization that may be necessary to any of **Lessee's** activities hereunder;

(d) unusually severe weather;

(e) mining casualty, unavoidable mill shutdown, damage to or destruction of mine, plant or facility;

(f) fire, explosion, flood, storm, earthquake, or other acts of God;

(g) insurrection, war, riot, labor disputes;

(h) inability to obtain workers, fuel or materials upon reasonable commercial terms; or

(i) delay in transportation.

VIII. ASSIGNMENT

8.1 **Assignment.** Upon providing written notice to the other **Party** in accordance with Section 9.2, either **Party** may assign its respective rights and obligations under this **Agreement**. No such assignment shall in any way enlarge or diminish the rights or obligations of **Lessee** or **Lessors** hereunder and the assigning **Party** shall remain liable for performance of this **Agreement** in the event that the assignee defaults in its performance hereunder following a written demand and reasonable time to cure such default. A fully-executed memorandum of assignment in recordable form shall be provided to the non-assigning **Party** by the assigning **Party.**

IX. PAYMENTS AND NOTICES

9.1 **Payments.** All **Payments** provided for in this **Agreement** may be made by mailing or delivering company checks of the **Lessee** to **Lessors** at the address set forth in Section 9.2. Notwithstanding any provision of this **Agreement** to the contrary or any assignment pursuant to Section 8.1, under no circumstances shall **Lessee** be required to make any **Payment** hereunder, except by mailing or delivering one check to a single address. Upon making such **Payment, Lessee** shall be relieved of any and all responsibility for the division or distribution of the amount paid. **Payments** shall be deemed made upon delivery (in cases of personal delivery of checks) or upon mailing (in cases of mailing of checks by U.S. mail).

9.2 **Notices.** Any notice or other instrument required or desired to be given under this **Agreement** shall be effective only if in writing and served personally or by certified or registered mail (postage prepaid, return receipt requested) on the **Parties** at the following addresses:

(a) **If to Lessor:**

Ronald Tucker
P.O. Box 60334
Fairbanks, Alaska 99706
Phone: 907 295-6574

(b) If to **Lessee:**

Talon Gold Alaska Inc.
8955 South Ridgeline Blvd., Suite 1800
Highlands Ranch, Colorado, 80129 USA
Attention: President
303 470-8700
With a copy for information purposes only to:

International Tower Hill Mines Ltd.
Suite 1901 – 1177 West Hastings Street
Vancouver, British Columbia
CANADA V6E 2K3
Attention: Vice-President & General Counsel

Notices shall be deemed given upon delivery (in cases of personal service) or mailing (in cases of notice by U.S. mail) as provided in the preceding sentence. Upon giving notice to **Lessors** at the address shown above, **Lessee** shall be deemed to have given notice to all of the individuals and/or entities comprising **Lessors**, and **Lessee** shall be relieved of any and all responsibility for further distribution of the notice. Either **Party** may change its address by giving written notice of the change to the other **Party** in accordance with the provisions of this Section 9.2. Any notice from **Lessors** hereunder shall be effective only if executed by all of the individuals and/or entities comprising **Lessors**.

XI. MISCELLANEOUS

10.1 **Severability.** Whenever possible, each provision of this **Agreement** shall be interpreted in such a manner as to be effective and valid under applicable law, and if any provision of this **Agreement** shall be or becomes prohibited or invalid in whole or in part for any reason whatsoever, that provision shall be ineffective only to the extent of such prohibition or invalidity without invalidating the remaining portion of that provision or the remaining provisions of this **Agreement**.

10.2 **Binding Effect.** Subject to the provisions of Section 8.1, all covenants, conditions and terms of this **Agreement** shall be deemed to run with the land and shall be binding upon and inure to the benefit of the **Parties** and their respective heirs, successors, personal representatives and assigns. The headings in this **Agreement** are for convenience only, do not form part of this **Agreement** and shall not affect its interpretation.

10.3 **Sole Agreement.** This **Agreement** sets forth the complete, entire and final **Agreement** among the **Parties** with respect to the subject matter hereof and supersedes all previous agreements or understandings, whether written or otherwise including, without limitation, that certain letter of intent dated September 12, 2006 among the **Parties**. No modification or alteration of this **Agreement** shall be effective unless in writing and executed by the **Parties**. No waiver of any right hereunder shall be effective unless in writing and executed by the **Party** to be bound thereby.

10.4 **Legal Advice.** **Lessors** expressly acknowledges that each of them has, independent of the other, sought (or has had the opportunity to seek) the advice of such **Lessor's** own legal counsel to assist **Lessors** in negotiating and reviewing this **Agreement**. **Lessors** expressly acknowledge that **Lessors** are not relying on any oral or written statement (not expressly set forth in this **Agreement**)

10.5 **Further Assurances.** Upon request by **Lessee**, and without cost to **Lessee**, **Lessors** agree to execute and/or furnish **Lessee** with such additional formal assurances or other written documents, in proper and recordable form, as may be reasonably necessary to carry out the intent, purposes and terms of this **Agreement**.

10.6 **Counterparts.** This **Agreement** may be executed in counterparts, all of which taken together shall constitute a single and complete contract.

10.7 **Rights Not Suspended.** No dispute between the **Parties** shall result in a suspension of this **Agreement** or the rights of the **Parties** hereunder.

10.8 **Governing Law.** This **Agreement** and any disputes arising hereunder shall be governed by and construed in accordance with the laws of the State of Alaska.

10.9 **Joint and Several Liability.** If either **Party** is now or in the future comprised of more than one person or entity, then all the liabilities, obligations, duties, covenants, representations and warranties of such **Party** shall be the joint and several undertakings of each of such persons and entities.

10.10 **Set Off.** **Lessee** shall have the right to set off and deduct from any or all **Payments** to **Lessors** hereunder, any and all amounts owed to **Lessee** by **Lessors**, regardless of whether or not such indebtedness arises under this **Agreement**.

IN WITNESS WHEREOF the **Parties** have each entered into, executed and delivered this **Agreement** as of the date first above written.

LESSOR:

Ronald K. Tucker
Ronald Tucker
SSN: 618 - 54 - 8118

LESSEE:

Talon Gold Alaska, Inc.
By: Jeffrey A. Pontius
Name: Jeffrey A. Pontius
Its: President & CEO
Federal ID #20-5244342

STATE OF ALASKA)
§
FOURTH JUDICIAL DISTRICT)

On this 9 day of April ______, 2007, before me, a Notary Public for the State of Alaska, personally appeared **Ronald Tucker**, known (or proved) to me to be the person whose name is subscribed to the foregoing instrument, who acknowledged that he executed the above instrument.

R Smith
Notary Public for the State of Alaska
My commission expires: 6/18/07

(NOTARIAL SEAL)

Notary Public
RENEA SMITH
State of Alaska
My Commission Expires 6/19/2007

STATE OF ALASKA)
§
FOURTH JUDICIAL DISTRICT)

On this 28th day of March ______, 2007, before me, a Notary Public for the State of Colorado, personally appeared **Jeffrey A. Pontius**, known (or proved) to me to be the person whose name is subscribed to the foregoing instrument, who acknowledged that he executed the above instrument on behalf of Talon Gold Alaska, Inc.

HEATHER KELLY
NOTARY
PUBLIC
STATE OF COLORADO
My Commission Expires 02-23-2011

Heather Kelly
Notary Public for the State of Colorado
My commission expires: 2/23/11

Exhibit A
To Mining Lease Between
Ronald Tucker
And
Talon Gold Alaska, Inc.

The **Property** consists of the following six (6) unpatented Federal Lode and Placer claims.

File Number	Parcel Name	Date Acquired	Acres	Type
37580	Lillian No. 1	30-Sep-1968	21	Lode Claim
37581	Satellite	30-Sep-1968	20	Lode Claim
37582	Nickel Bench R.L.	30-Jun-1972	20	Placer Claim
37583	The Nickel	12-Aug-1965	19	Placer Claim
37584	Overlooked	6-Sep-1975	18	Placer Claim
37585	The Lad	12-Aug-1965	20	Placer Claim



15
22
NICKEL BENCH R.L.
LILLIAN NO. 1
SATELLITE
THE NICKEL
THE LAD
OVERLOOKED
N
METERS

Figure 1 Property lies in township 8 north, range 5 east sections 15 and 22 as shown above. Cumulative acreage is 118 acres, with an 82 acre foot print due to over lapping lode claims onto of placer claims.

Exhibit B
To Mining Lease Between
Ronald Tucker
And
Talon Gold Alaska, Inc.

Calculation and Payment of Production Royalty

1. Pursuant to the agreement to which this Exhibit "B" is attached (the "Agreement"), the **Lessors** (the "Royalty Holder") are entitled to be paid, by the **Lessee** or its successor(s)-in-interest (the "Royalty Payor"), a **Production Royalty** (the "Royalty Interest"), to be calculated and paid in accordance with this Exhibit "B".

2. It is hereby declared to be the intention of the Royalty Payor and the Royalty Payee that the Royalty Interest be based upon the value, at the boundary of the Property, of the Products produced and sold or deemed sold, determined by reference to published prices, all as hereinafter provided. The Royalty Payee acknowledges that it may be necessary or appropriate to process, treat, or upgrade Products off the Property before they are sold or deemed sold and that to determine the value of such Product at the boundary of the Property, all costs incurred or deemed incurred by the Royalty Payor after the Products leave the Property will be deducted from the proceeds received or deemed to be received by the Royalty Payor. The obligation to pay the Royalty Interest will accrue upon the outturn or other production of refined metals meeting the requirements for good delivery of the specified metals to the Royalty Payor's account or the sooner sale of unrefined metals, doré, concentrates, ores or other Products, as hereinafter provided.

3. For the purposes hereof, words and phrases used in this Exhibit "B" and which are defined in the Agreement will have the meanings ascribed to them in the Agreement, and the following words and phrases will have, in this Exhibit "B" and in the Agreement, the meanings hereinafter ascribed to them, unless otherwise stated or the context otherwise requires:

   (a) **"Net Smelter Returns"** means the Gross Value of Products, less all costs, charges and expenses paid or incurred by the Royalty Payor with respect to such Products after such Products leave the Property, including, without limitation:

      (i) all charges for treatment of Products in the smelting and refining processes (including handling, processing, and provisional settlement fees, sampling, assaying and representation costs, penalties and other processor deductions, and interest) provided that if such treatment is carried out in facilities owned or controlled, in whole or in part, by the Royalty Payor, then the foregoing charges will be equal to lesser of:

(1) the amount the Royalty Payor would have incurred if such treatment were carried out at facilities not owned or controlled by the Royalty Payor then offering comparable services for comparable products on terms then prevailing in the area, and

(2) the actual amount of such charges charged by the facilities owned or controlled, in whole or in part, by the Royalty Payor,

(ii) the actual costs of transportation (including freight, insurance, security, transaction taxes, handling, port, demurrage, delay, and forwarding expenses incurred by reason of or in the course of such transportation) of Products from the Property to the place of refining, beneficiation or treatment and then to the place of sale, and

(iii) use, gross receipts, severance, export, and ad valorem taxes and any other tax or government royalty or levy payable by the Royalty Payor and based directly upon and actually assessed against the value or quantity of Product sold or otherwise disposed or deemed disposed of, but excluding any and all taxes:

(1) based upon the net or gross income of the Royalty Payor, or

(2) based upon the value of the Property, the privilege of doing business and other similarly based taxes;

(b) **"Gross Value"** means, for the following categories of Products produced and sold by the Royalty Payor:

(i) if the Royalty Payor causes refined gold (meeting the specifications for good delivery of the London Bullion Market Association) to be produced from the Property, for purposes of determining the Royalty Interest the refined gold will be deemed to have been sold at the Weekly Average Gold Price for the week in which it was produced, and the Gross Value will be determined by multiplying Gold Production during the week in question by the Weekly Average Gold Price for such week. As used herein, "Gold Production" means, for any week, the quantity of refined gold outturned to the Royalty Payor's pool account by an independent third-party refinery for gold produced from the Property during such week on either a provisional or final settlement basis, and "Weekly Average Gold Price" means the average London Bullion Market Association P.M. Gold Fix, calculated by dividing the sum of all such prices reported for the week in question by the number of days in such week for which such prices were reported,

(ii) if the Royalty Payor causes refined silver (meeting the specifications for refined silver subject to the New York Silver Price published by Handy & Harman) to be produced from the Property, for purposes of determining the Royalty Interest the refined silver will be deemed to have been sold at the Weekly Average Silver Price for the week in which it was produced, and the Gross Value will be determined by multiplying Silver Production during the week in question by the Weekly Average Silver Price. As used herein, "Silver Production" means, for any week, the quantity of refined silver outturned to the Royalty Payor's pool account by an independent third-party refinery for silver produced from the Property during the applicable week on either a provisional or final settlement basis, and "Weekly Average Silver Price" means the average New York Silver Price as published daily by Handy & Harman, calculated by dividing the sum of all such prices reported for the applicable week by the number of days in such week for which such prices were reported,

(iii) if the Royalty Payor causes copper cathodes (meeting the specifications for Grade A Copper cathodes conforming to BS EN 1978:1998, Cathode Grade Designation Cu-CATH-1 subject to the London Metal Exchange Grade A Copper Price published by the London Metal Exchange) to be produced from the Property, for purposes of determining the Royalty Interest the cathodic copper will be deemed to have been sold at the Weekly Average Copper Price for the week in which it was produced, and the Gross Value will be determined by multiplying Copper Production during the week in question by the Weekly Average Copper Price. As used herein, "Copper Production" means, for any week, the quantity of cathodic copper produced and delivered for the account of the Royalty Payor by an independent third-party refinery acceptable to the London Metals Exchange for copper produced from the Property during the applicable week on either a provisional or final settlement basis, and "Weekly Average Copper Price" means the average Grade A Copper Price as published daily by the London Metal Exchange, calculated by dividing the sum of all such prices reported for the applicable week by the number of days in such week for which such prices were reported,

(iv) if the Royalty Payor causes zinc ingots (meeting the specifications for Special High Grade Zinc conforming to BS EN 1179:1996, Standard entitled "Zinc and Zinc Alloys – Primary Zinc" subject to the London Metal Exchange Special High Grade Zinc Price published by the London Metal Exchange) to be produced from the Property, for purposes of determining the Royalty Interest the zinc ingots will be deemed to have been sold at the Weekly Average Zinc Price for the week in which it was produced, and the Gross Value will be determined by multiplying Zinc Production during the

week in question by the Weekly Average Zinc Price. As used herein, "Zinc Production" means, for any week, the quantity of zinc ingots produced and delivered for the account of the Royalty Payor by an independent third-party refinery acceptable to the London Metals Exchange for zinc produced from the Property during the applicable week on either a provisional or final settlement basis, and "Weekly Average Zinc Price" means the average Special High Grade Zinc Price as published daily by the London Metal Exchange, calculated by dividing the sum of all such prices reported for the applicable week by the number of days in such week for which such prices were reported,

(v) if the Royalty Payor causes Products other than refined gold, refined silver, cathodic copper or zinc ingots meeting the foregoing specifications to be produced from the Property, the Gross Value shall be equal to the Quantity Sold of the particular Product in question multiplied by the applicable Average Metal Price. As used herein, the term "Quantity Sold" means the volume or quantity of Product disposed of by the Royalty Payor in a particular sale which settled in the relevant month, provided that if the Product is ore, concentrate, leachate, precipitate, sponge, doré or any other material containing impurities, then the Quantity Sold will be the volume or quantity of the mineral or metal in question actually contained in the sold Product (which volume or quantity will be established by sound and generally accepted assaying or other analytical practices and procedures) multiplied by a recovery rate equal to the average recovery rate actually experienced by the Royalty Payor during the preceding six (6) months with respect to such Product (or, if no such average can be calculated, a rate mutually agreed between the parties or, failing such agreement, settled by arbitration). "Average Metal Price" means:

(1) if the Product is gold, silver, copper or zinc, the Weekly Average Gold, Silver, Copper or Zinc Price, as applicable during the week in which the sale occurred, or

(2) if the Product is other than gold, silver, copper or zinc, the average price, in U.S. dollars, for the metal or mineral in question during the week in which the sale occurred as quoted in "Platts Metals Week", published by McGraw-Hill,

(vi) if any of the London Bullion Market Association P.M. Gold Fix, the Handy & Harman New York Silver Price, the London Metal Exchange Grade A Copper Price or the London Metal Exchange Special High Grade Zinc Price are, for any reason, not published for a week in question, the Weekly Average Gold, Silver, Copper or Zinc Price, as applicable, will be determined

by reference to the prices for refined gold or silver bullion, Grade A copper or Special High Grade zinc, as applicable, published in "Platts Metals Week", published by McGraw-Hill. If the necessary prices with respect to any Products are not quoted, or the publication of "Platts Metals Week" ceases, or is suspended, then those prices quoted for the Product during the applicable period by such other publication or source as is generally recognized in the mining industry as reflecting the price at which that Product was being offered for sale and purchase during such period will be used and, if there is any disagreement with respect thereto, will be settled by arbitration, and

(vii) where outturn of refined gold, silver or other metal, or the production and delivery of cathodic copper or zinc ingots is made by an independent third party refinery on a provisional basis, the Gross Value will be based upon the amount of such provisional settlement, but will be adjusted in subsequent statements to account for the amount of refined metal established by final settlement by such refinery;

(c) **"Products"** means all minerals, ores, metals, concentrates, leachates, precipitates, dore, bullion and other products which are produced from the Property and which are sold to a purchaser who purchases and pays for such product because of its mineral content or other economic value; and

(d) **"week"** means a period commencing immediately following 24:00 hours on a Saturday and ending immediately prior to 24:00 hours on the next immediately succeeding Saturday.

4. The Royalty Payee acknowledges that the purpose of paragraph 3 above is to pay to the Royalty Payee a Royalty Interest on the basis of value of the refined gold and silver, cathodic copper or zinc ingots produced from the Property as established by the Weekly Average Gold, Silver, Copper or Zinc Price, as applicable, regardless of the price or proceeds actually received by the Royalty Payor for or in connection with such metal or the manner in which a sale of refined metal to a third party is made by the Royalty Payor. The Royalty Payee further acknowledges that the Royalty Payor will have the right to market and sell or refrain from selling refined gold, silver, copper, zinc and other metals produced from the Property in any manner it may, in its sole discretion, elect, and that the Royalty Payor will have the right to engage in forward sales, futures trading or commodity options trading, and other price hedging, price protection, and speculative arrangements (collectively, "Trading Activities") which may, but not necessarily, involve the possible delivery of gold, silver, copper, zinc or other metals produced from the Property. The Royalty Payee and the Royalty Payor specifically acknowledge and agree that the Royalty Payee will not be entitled to participate in the proceeds or be obligated to share in any losses generated by the Royalty Payor's actual

marketing or sales practices or by its Trading Activities. The Royalty Payor may sell Products to any purchaser it wishes.

5. The Royalty Payor may, but is not obligated to, beneficiate, mill, sort, concentrate, refine, smelt or otherwise process and upgrade Products prior to sale, transfer or conveyance to a purchaser, user or consumer other than the Royalty Payor. The Royalty Payor will not be liable for mineral values lost in such processing under sound mineral processing practices.

6. All Products for which the Royalty Interest is payable will be weighed or measured, sampled and analyzed in accordance with generally accepted mining and metallurgical practices.

7. Payments on account of the Royalty Interest will become due and payable quarterly on the last day of each month following the last day of the calendar quarter in which the same accrued. Payments on account of the Royalty Interest will be accompanied by a statement, signed by the Chief Financial Officer of the Royalty Payor (a "Statement") showing in reasonable detail:

   (a) the quantities and grades of the refined metals; dore, concentrates or other Products produced and sold or deemed sold by the Royalty Payor in the preceding calendar quarter;

   (b) the applicable Weekly Average Gold, Silver, Copper and Zinc Prices and Average Metal Prices determined as herein provided for Products on which payments on account of the Royalty Interest are due;

   (c) all costs and other deductions used in computing the applicable Net Smelter Returns for each Product on which payments on account of the Royalty Interest are due; and

   (d) other pertinent information in sufficient detail to explain the calculation of the payments on account of the Royalty Interest.

8. Each Statement will also list the quantity and quality of any gold or silver dore which has been retained as inventory by the Royalty Payor for more than ninety (90) days. The Royalty Payee will have fifteen (15) days after receipt of a Statement to either:

   (a) request that such dore be deemed sold as provided in subparagraphs 3(b)(i) and (ii) as of such fifteenth (15th) day, utilizing the mine weights and assays for such dore and utilizing a reasonable recovery rate (based on the average recovery rates experienced during the preceding six (6) months with respect to Products) for refined metal and reasonable deemed charges for all deductions specified in subparagraph 3(a) based on average rates incurred in the prior six (6) month period; or

(b) elect to wait until the time that refined gold or silver from such dore is actually outturned to the Royalty Payor's pool account or such dore is sooner sold by the Royalty Payor.

9. The failure of the Royalty Payee to respond within such time will be deemed to be an election under (b) above. If the Royalty Payee elects under paragraph 8(a) in respect of any dore, no additional payments on account of the Royalty Interest will be payable in respect of such dore when it is either actually sold or is refined and outturned to the Royalty Payor's pool account or purchased by a refinery. No payments on account of the Royalty Interest will be due with respect to stockpiles of gold or silver dore in respect of which the Royalty Payee has elected, or has been deemed to have elected, under 8(b) above unless and until such ores or concentrates are actually sold or upgraded to refined Product and outturned to the Royalty Payor's pool account or purchased by the refinery or other purchaser.

10. All payments on account of the Royalty Interest will be considered final and in full satisfaction of all obligations of the Royalty Payor with respect thereto, unless the Royalty Payee delivers to the Royalty Payor a written notice ("Objection Notice") describing and setting forth a specific objection to the calculation thereof within ninety (90) days after the end of the fiscal year in which such payment and Statement was received. If the Royalty Payee objects to a particular Statement as herein provided, the Royalty Payee will, for a period commencing on the delivery of such Statement and ending upon the day which is one hundred and eighty (180) days after the end of the fiscal year of the Royalty Payor in which the quartered covered by such Statement falls, have the right, upon reasonable notice and at a reasonable time, to have the Royalty Payor's accounts and records relating to all of the factors involved in the calculation of the payment in question audited by the auditors of the Royalty Payor on behalf of both the Royalty Payor and the Royalty Payee. The Royalty Payor will co-operate with and provide all information requested by such auditors in respect of such audit. If such audit determines that there has been a deficiency or an excess in the payment made to the Royalty Payee, such deficiency or excess will be resolved by adjusting the next quarterly payment due hereunder. The Royalty Payee will pay all the costs and expenses of such audit unless a deficiency of two and one-half (2.5%) percent or more of the amount due is determined to exist. The Royalty Payor will pay the costs and expenses of such audit if a deficiency of two and one-half (2.5%) percent or more of the amount due is determined to exist. All books and records used and kept by the Royalty Payor to calculate the payments due hereunder will be kept in accordance with Canadian generally accepted accounting principles. Failure on the part of the Royalty Payee to make claim against the Royalty Payor for adjustment as herein provided will conclusively establish the correctness and sufficiency of the Statement and Royalty Interest payments for such quarter, and forever preclude the filing of exceptions thereto or making of claims for adjustment thereon by the Royalty Payee, except in the case of fraud.

11. Payment of all amounts on account of the Royalty Interest will be made to the Royalty Payee in immediately available same day United States funds by bank draft, certified cheque or

wire transfer at such place, or to such financial institution, in the United States as the Royalty Payee may specify to the Royalty Payer in writing from time to time, but in any event not later than fourteen (14) days prior to the due date of any such payment.